Exhibit 2

2015

SECOND QUARTER RESULTS

Š Stock Listing Information

NYSE (ADS) Ticker: CX

Mexican Stock Exchange Ticker: CEMEXCPO

Ratio of CEMEXCPO to CX = 10:1

? Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292 E-Mail: ir@cemex.com

Operating and financial highlights

	January - June				Second Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Consolidated cement volume	34,299	33,416	3%		18,114	17,788	2%	
Consolidated ready-mix volume	27,236	27,048	1%		14,394	14,309	1%	
Consolidated aggregates volume	75,604	81,191	(7%)		40,743	43,560	(6%)	
Net sales	7,244	7,737	(6%)	6%	3,839	4,154	(8%)	5%
Gross profit	2,337	2,313	1%	13%	1,301	1,331	(2%)	10%
as % of net sales	32.3%	29.9%	2.4pp		33.9%	32.0%	1.9pp	
Operating earnings before other expenses, net	834	722	16%	28%	496	456	9%	23%
as % of net sales	11.5%	9.3%	2.2pp		12.9%	11.0%	1.9pp	
Controlling interest net income (loss)	(32)	(220)	86%		114	76	50%	
Operating EBITDA	1,314	1,270	4%	14%	744	737	1%	13%
as % of net sales	18.1%	16.4%	1.7pp		19.4%	17.7%	1.7pp	
Free cash flow after maintenance capital expenditures	(174)	(396)	56%		102	63	62%	
Free cash flow	(289)	(451)	36%		63	31	100%	
Total debt plus perpetual notes	15,934	17,045	(7%)		15,934	17,045	(7%)	
Earnings (loss) per ADS	(0.02)	(0.17)	88%		0.09	0.06	42%	
Fully diluted earnings (loss) per ADS [1]	(0.02)	(0.17)	88%		0.08	0.05	47%	
Average ADSs outstanding	1,333.5	1,291.8	3%		1,344.0	1,304.2	3%	
Employees	44,310	43,875	1%		44,310	43,875	1%	

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.
*Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.
[1] For the periods January - June 2015 and 2014, the effect of the potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the second quarter of 2015 decreased to US$3.8 billion, representing a decline of 8%, or an increase of 5% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared with the second quarter of 2014. The increase in consolidated net sales was due to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in most of our products in Mexico, the U.S., and our Northern Europe and Asia regions.

Cost of sales as a percentage of net sales decreased by 1.9pp during the second quarter of 2015 compared with the same period last year, from 68.0% to 66.1%. The decrease was mainly driven by our cost reduction initiatives.

Operating expenses as a percentage of net sales decreased by 0.2pp during the second quarter of 2015 compared with the same period last year, from 21.1% to 20.9%. The decrease was mainly driven by our cost reduction initiatives which were partially offset by higher distribution expenses.

Operating EBITDA increased by 1% to US$744 million or 13% on a like to like basis for the ongoing operations and for foreign exchange fluctuations during the second quarter of 2015 compared with the same period last year. The increase was mainly due to higher contributions from the U.S., Mexico and Asia region.

Operating EBITDA margin increased by 1.7pp from 17.7% in the second quarter of 2014 to 19.4% this quarter.

Gain (loss) on financial instruments for the quarter was a loss of US$9 million, resulting mainly from derivatives related to CEMEX shares.

Foreign exchange results for the quarter resulted in a gain of US$37 million, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar.

Controlling interest net income (loss) was a gain of US$114 million in the second quarter of 2015 versus a gain of US$76 million in the same quarter of 2014. The higher quarterly income primarily reflects higher operating earnings before other expenses, net, lower financial expenses, higher equity in gain of associates and lower income tax, partially offset by other expenses, net, a loss on financial instruments and a lower foreign exchange gain.

Total debt plus perpetual notes decreased by US$774 million during the quarter.

2015 Second Quarter Results

Page 2

Operating results

Mexico

	January - June				Second Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	1,511	1,551	(3%)	14%	745	816	(9%)	9%
Operating EBITDA	518	497	4%	21%	256	247	4%	24%
Operating EBITDA margin	34.3%	32.0%	2.3pp		34.3%	30.3%	4.0pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	8%	4%	5%	2%	1%	(5%)
Price (USD)	(9%)	(10%)	(10%)	(12%)	(8%)	(11%)
Price (local currency)	6%	7%	5%	5%	8%	7%

In Mexico, domestic gray cement volumes increased by 4% during the quarter versus the same period last year, while ready-mix volumes increased by 2% during the same period. During the first six months of the year, domestic gray cement volumes increased by 8% and ready-mix volumes increased by 5% versus the comparable period a year ago.

Demand for our products benefited from increased activity in all sectors, especially in the industrial-and-commercial and formal residential sectors. The industrial-and-commercial sector was supported by stronger private consumption and consumer confidence. The formal residential sector growth was supported by the increase in housing credits provided by both, public institutes and the banking sector and the acceleration in granting of subsidies. The main drivers for the self-construction sector, including remittances, employment, and consumer confidence also continued to improve.

United States

	January - June				Second Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	1,876	1,749	7%	7%	1,008	957	5%	5%
Operating EBITDA	220	147	50%	50%	156	119	31%	31%
Operating EBITDA margin	11.7%	8.4%	3.3pp		15.5%	12.4%	3.1pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(0%)	(1%)	13%	10%	3%	3%
Price (USD)	8%	7%	7%	6%	1%	(1%)
Price (local currency)	8%	7%	7%	6%	1%	(1%)

In the United States, domestic gray cement volume declined by 1%, while ready-mix and aggregates volumes increased by 10% and 3%, respectively, during the second quarter of 2015 versus the same period last year. On a pro-forma basis, adjusting for the acquisition of ready-mix plants in California, ready-mix volumes grew by 7% on a year-over-year basis. During the first six months of the year and on a year-over-year basis, domestic gray cement remained flat, while aggregates and pro-forma ready-mix volumes increased by 3% and 10%, respectively.

For the second consecutive quarter, poor weather and reduced demand for oil well cement affected cement volumes. Construction growth in the second quarter was supported by the residential and the industrial-and-commercial sectors. The residential sector remains positive driven by fundamentals such as substantial pent-up demand, low levels of inventory and good job creation. For the first half versus prior year, multi-family and single-family starts are up 14% and 9%, respectively. The industrial-and-commercial sector performance was positive, supported by manufacturing, office, lodging and commercial construction. Cement demand from the infrastructure sector was relatively flat during the quarter, hampered by uncertainty over the Federal Highway Program, which expires at the end of July.

2015 Second Quarter Results Page 3

Operating results

Northern Europe

	January - June				Second Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	1,605	2,049	(22%)	3%	904	1,138	(21%)	4%
Operating EBITDA	147	133	10%	23%	111	121	(8%)	11%
Operating EBITDA margin	9.1%	6.5%	2.6pp		12.3%	10.6%	1.7pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	4%	6%	(12%)	(10%)	(16%)	(14%)
Price (USD)	(15%)	(16%)	(16%)	(16%)	(7%)	(10%)
Price (local currency)	1%	(0%)	1%	0%	8%	6%

Our domestic gray cement volumes in the Northern Europe region increased by 6% during the second quarter of 2015 and increased by 4% during the first six months of the year versus the comparable periods in 2014. On a pro-forma basis adjusting for the transactions with Holcim closed at the beginning of the first quarter, domestic gray cement volumes increased by 17% during the second quarter of 2015 and increased by 17% during the first six months of the year versus the comparable periods in 2014.

In Germany, our domestic gray cement volumes decreased by 42% and 47% during the second quarter and first six months of the year respectively, on a year-over-year basis. Pro-forma cement volumes grew by 13% and 10% during the second quarter and the first six months of the year, respectively, compared to the same periods of last year. The residential sector remained as the main driver of cement consumption during the quarter despite constraints on the supply side, such as land availability and regulatory caps on rental increases. The sector benefited from low unemployment, low mortgage rates, rising purchase power and growing immigration. The Infrastructure sector continued showing signs of recovery.

In Poland, domestic gray cement volumes for our operations increased by 43% during the quarter and by 38% during the first six months of the year versus the comparable periods in 2014. While our market position remained stable during the last four quarters, volume growth reflects our efforts to strengthen our market presence during the second half of last year, from historically low level in the second quarter of 2014. Our ready-mix operations also benefited from the initiation of important infrastructure projects, including highways, as well as residential developments in metropolitan areas – even when we observe some delays in the projects.

In our operations in France, ready-mix volumes and aggregates decreased by 7% and 2%, respectively, during the second quarter of 2015 versus the comparable period last year. During the first six months of the year, ready-mix and aggregates volumes decreased by 11% and 5%, respectively, on a year-over-year basis. During the first half of the year, there was higher activity in traded aggregates volumes. Volumes were affected by the continued macroeconomic weakness. Housing sales have improved as a result of government's initiatives which include a buy-to-let program and a stimulus package.

In the United Kingdom, domestic gray cement and aggregates volumes increased, on a year-over-year basis by 8% and 2%, respectively, while ready-mix declined 1% during the second quarter of 2015. For the first six months of the year our domestic gray cement and aggregates volumes increased by 13% and 4% respectively, while ready-mix decreased by 2%, versus the comparable period in the previous year. The decline in ready-mix volumes reflects our focus on profitability. The residential sector was the main driver of demand during the quarter. Improved business environment contributed to growth in the industrial-and-commercial sector. During the quarter there was also stronger cement demand from infrastructure projects, especially in the Southeast of England.

2015 Second Quarter Results Page 4

Operating results

Mediterranean

	January - June				Second Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	784	861	(9%)	1%	409	449	(9%)	1%
Operating EBITDA	147	181	(19%)	(11%)	75	100	(25%)	(19%)
Operating EBITDA margin	18.8%	21.0%	(2.2pp)		18.2%	22.2%	(4.0pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(8%)	(11%)	5%	9%	(8%)	(1%)
Price (USD)	(9%)	(12%)	(9%)	(8%)	(8%)	(7%)
Price (local currency)	3%	0%	1%	2%	4%	4%

Our domestic gray cement volumes in the Mediterranean region declined by 11% and by 8% during the second quarter and the first six months of 2015, respectively, compared with the same periods in 2014. On a pro-forma basis adjusting for the transactions with Holcim closed at the beginning of the first quarter, domestic gray cement volumes declined by 17% and by 14% during the second quarter and first six months of 2015, respectively, versus the same periods in 2014.

In Egypt, our domestic gray cement volumes decreased by 23% during the second quarter of 2015 and declined by 18% during the first six months of the year, versus the comparable periods of last year. The decline in cement volumes is the result of lower activity due to Ramadan, which came twelve days earlier this year, and a high base last year. During the quarter, there was higher activity in the formal residential and infrastructure sectors.

In Spain, our domestic gray cement volumes increased by 37% and our ready-mix volumes declined by 15% on a year-over-year basis during the quarter. On a pro-forma basis, cement volumes declined by 7% during the quarter and by 8% during the first six months of the year, compared with the same periods in 2014. The decline in pro-forma cement volumes results from a comparison with a strong second quarter 2014, in which we had a stronger market position resulting from market dynamics. The infrastructure sector is benefiting from lower pressure for fiscal austerity measures and favorable financing conditions. Higher housing permits year to date driven by improved credit conditions, income and employment levels.

South, Central America and the Caribbean

	January - June				Second Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	985	1,099	(10%)	1%	517	562	(8%)	5%
Operating EBITDA	308	365	(15%)	(5%)	160	178	(10%)	2%
Operating EBITDA margin	31.3%	33.2%	(1.9pp)		31.0%	31.6%	(0.6pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January – June	Second Quarter	January - June	Second Quarter
Volume	(3%)	0%	3%	4%	3%	1%
Price (USD)	(11%)	(12%)	(11%)	(12%)	(13%)	(12%)
Price (local currency)	0%	0%	3%	4%	3%	5%

Our domestic gray cement volumes in the region remained flat during the second quarter of 2015 and decreased by 3% during the first six months of the year versus the comparable periods last year.

In Colombia, during the second quarter our domestic gray cement volumes declined by 7%, while our ready-mix volumes increased by 3% and our aggregates volumes remained stable, compared to the second quarter of 2014. For the first six months of 2015, our cement volumes decreased by 11%, while our ready-mix and aggregates volumes increased by 4% and 2%, respectively, compared to the same period in 2014. Cement volumes during the second quarter improved by 11% sequentially, reflecting a partial recovery of our market share lost in the first quarter as a result of our price increase.

2015 Second Quarter Results Page 5

Operating results

Asia

	January - June				Second Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	341	306	12%	13%	177	160	11%	14%
Operating EBITDA	83	59	40%	40%	45	34	34%	36%
Operating EBITDA margin	24.2%	19.3%	4.9pp		25.7%	21.2%	4.5pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January – June	Second Quarter	January - June	Second Quarter
Volume	17%	19%	(9%)	(10%)	(29%)	7%
Price (USD)	2%	1%	(8%)	(10%)	(11%)	2%
Price (local currency)	3%	3%	2%	1%	(6%)	9%

Our domestic gray cement volumes in the Asia region increased by 19% and by 17% during the second quarter and the first six months of 2015, respectively, on a year-over-year basis.

In the Philippines, our domestic gray cement volumes increased by 25% and by 23% during the second quarter and first six months of 2015, respectively, versus the comparable periods of last year. Volume during the quarter benefited from increased residential and industrial-and-commercial activity, as well as a better ability to serve our markets through the introduction of the new cement-grinding mill at the end of the second quarter of last year. The industrial-and-commercial sector continued its growth momentum driven by strong office space demand. The residential sector remains strong as developers continue to expand housing projects supported by stable inflation, low mortgage rates, increased remittances, as well as by higher housing demand from foreigners.

2015 Second Quarter Results Page 6

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - June			Second Quarter		
	2015	2014	% Var	2015	2014	% Var
Operating earnings before other expenses, net	834	722	16%	496	456	9%
+ Depreciation and operating amortization	480	548		247	281	
Operating EBITDA	1,314	1,270	4%	744	737	1%
- Net financial expense	604	692		288	343	
- Maintenance capital expenditures	194	189		118	121	
- Change in working capital	283	453		(11)	148	
- Taxes paid	412	438		251	211	
- Other cash items (net)	(5)	(108)		(4)	(148)	
Free cash flow after maintenance capital expenditures	(174)	(396)	56%	102	63	62%
- Strategic capital expenditures	115	55		39	32	
Free cash flow	(289)	(451)	36%	63	31	100%

In millions of US dollars, except percentages.

During the quarter, we used the US$588 million cash reserve created in 1Q15 and the drawing down of a portion of the revolving tranche of our 2014 credit agreement to pay the outstanding 2020 senior secured notes and the floating rate senior secured notes which were due in September 2015.

Free cash flow during the quarter, plus proceeds from the unwinding of a portion of the 2016 capped calls, were mainly used for cash replenishment.

Our debt during the quarter reflects the conversion of a portion of our 2016 convertibles into ADSs as well as a negative foreign conversion effect of US$72 million.

Information on debt and perpetual notes

	Second Quarter			First Quarter
	2015	2014	% Var	2015
Total debt [1]	15,474	16,569	(7%)	16,250
Short-term	3%	3%		12%
Long-term	97%	97%		88%
Perpetual notes	460	476	(3%)	458
Cash and cash equivalents	492	737	(33%)	939
Net debt plus perpetual notes	15,442	16,308	(5%)	15,769
Consolidated funded debt [2]/EBITDA [3]	5.14	5.49		5.11
Interest coverage [3] [4]	2.55	2.15		2.44

	Second Quarter	
	2015	2014
Currency denomination		
US dollar	85%	87%
Euro	14%	11%
Mexican peso	1%	2%
Other	0%	0%
Interest rate		
Fixed	74%	66%
Variable	26%	34%

In millions of US dollars, except percentages and ratios.

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).
(2) Consolidated funded debt as of June 30, 2015 was US$14,298 million, in accordance with our contractual obligations under the Facilities Agreement.
(3) EBITDA calculated in accordance with IFRS.
(4) Interest expense calculated in accordance with our contractual obligations under the Facilities Agreement.

2015 Second Quarter Results Page 7

Equity-related and derivative instruments information

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	12,481,975,514
CPOs issued due to recapitalization of retained earnings	500,009,466
Less increase (decrease) in the number of CPOs held in subsidiaries	730,445
Stock-based compensation	16,613,588
CPOs issued as result of the exchange of a portion of our 2016 convertible securities	417,751,390
End-of-quarter CPO-equivalent units outstanding	13,415,619,513

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of June 30, 2015 were 18,991,576.
CEMEX has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 218 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of June 30, 2015, executives had outstanding options on a total of 1,410,250 CPOs, with a weighted-average strike price of approximately US$1.91 per CPO (equivalent to US$19.11 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of June 30, 2015, our executives held 31,232,170 restricted CPOs, representing 0.2% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Second Quarter		First Quarter
	2015	2014	2015
Notional amount of equity related derivatives (1)	1,378	1,792	1,695
Estimated aggregate fair market value (1) (2) (3)	137	529	181

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

***Note:** Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of June 30, 2015, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$167 million, including a liability of US$29 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) *Excludes an interest-rate swap related to our long-term energy contracts. As of June 30, 2015, the notional amount of this derivative was US$161 million, with a positive fair market value of approximately US$30 million.*

(2) *Net of cash collateral deposited under open positions. Cash collateral was US$9 million as of June 30, 2015 and US$6 million as of June 30, 2014.*

(3) *As required by IFRS, the estimated aggregate fair market value as of June 30, 2015 and 2014 includes a liability of US$29 million and US$47 million, respectively, relating to an embedded derivative in CEMEX's mandatorily convertible securities.*

2015 Second Quarter Results Page 8

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January – June				Second Quarter			
INCOME STATEMENT	2015	2014	% Var.	like-to-like % Var.*	2015	2014	% Var.	like-to-like % Var.*
Net sales	7,244,414	7,736,540	(6%)	6%	3,838,791	4,154,222	(8%)	5%
Cost of sales	(4,907,666)	(5,423,701)	10%		(2,538,245)	(2,822,996)	10%	
Gross profit	2,336,748	2,312,839	1%	13%	1,300,546	1,331,226	(2%)	10%
Operating expenses	(1,502,907)	(1,591,302)	6%		(804,138)	(875,326)	8%	
Operating earnings before other expenses, net	833,841	721,537	16%	28%	496,408	455,900	9%	23%
Other expenses, net	(1,429)	23,422	N/A		(2,696)	62,252	N/A	
Operating earnings	832,412	744,959	12%		493,712	518,151	(5%)	
Financial expense	(654,026)	(841,434)	22%		(312,696)	(435,115)	28%	
Other financial income (expense), net	7,948	139,991	(94%)		18,576	131,671	(86%)	
Financial income	9,071	14,033	(35%)		5,414	6,276	(14%)	
Results from financial instruments, net	(66,827)	120,616	N/A		(8,777)	76,912	N/A	
Foreign exchange results	95,789	38,720	147%		37,189	65,363	(43%)	
Effects of net present value on assets and liabilities and others, net	(30,084)	(33,379)	10%		(15,249)	(16,880)	10%	
Equity in gain (loss) of associates	(1,969)	5,668	N/A		12,453	6,086	105%	
Income (loss) before income tax	184,365	49,184	275%		212,045	220,794	(4%)	
Income tax	(183,939)	(231,067)	20%		(81,900)	(122,832)	33%	
Consolidated net income (loss)	426	(181,883)	N/A		130,145	97,962	33%	
Non-controlling interest net income (loss)	31,986	38,428	(17%)		16,413	21,964	(25%)	
Controlling interest net income (loss)	(31,561)	(220,311)	86%		113,732	75,997	50%	
Operating EBITDA	1,314,333	1,269,682	4%	14%	743,507	737,120	1%	13%
Earnings (loss) per ADS	(0.02)	(0.17)	88%		0.09	0.06	42%	

	As of June 30		
BALANCE SHEET	2015	2014	% Var.
Total assets	33,998,601	37,713,343	(10%)
Cash and cash equivalents	491,656	737,320	(33%)
Trade receivables less allowance for doubtful accounts	2,017,652	2,169,115	(7%)
Other accounts receivable	378,663	595,427	(36%)
Inventories, net	1,192,132	1,360,355	(12%)
Other current assets	379,941	332,926	14%
Current assets	4,460,044	5,195,142	(14%)
Property, machinery and equipment, net	13,339,772	15,576,321	(14%)
Other assets	16,198,785	16,941,880	(4%)
Total liabilities	24,060,390	26,044,129	(8%)
Current liabilities	4,433,533	4,733,404	(6%)
Long-term liabilities	13,868,432	14,443,155	(4%)
Other liabilities	5,758,424	6,867,570	(16%)
Total stockholders' equity	9,938,211	11,669,214	(15%)
Non-controlling interest and perpetual instruments	1,172,404	1,188,786	(1%)
Total controlling interest	8,765,807	10,480,428	(16%)

2015 Second Quarter Results Page 9

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - June			Second Quarter		
INCOME STATEMENT	**2015**	**2014**	**% Var.**	**2015**	**2014**	**% Var.**
Net sales	110,622,199	101,348,673	9%	59,386,097	53,880,257	10%
Cost of sales	(74,940,056)	(71,050,478)	(5%)	(39,266,656)	(36,614,261)	(7%)
Gross profit	35,682,143	30,298,195	18%	20,119,441	17,265,996	17%
Operating expenses	(22,949,394)	(20,846,058)	(10%)	(12,440,009)	(11,352,980)	(10%)
Operating earnings before other expenses, net	12,732,749	9,452,137	35%	7,679,432	5,913,017	30%
Other expenses, net	(21,823)	306,828	N/A	(41,709)	807,402	N/A
Operating earnings	12,710,926	9,758,966	30%	7,637,723	6,720,419	14%
Financial expense	(9,986,972)	(11,022,791)	9%	(4,837,413)	(5,643,436)	14%
Other financial income (expense), net	121,365	1,833,878	(93%)	287,377	1,707,770	(83%)
Financial income	138,510	183,838	(25%)	83,750	81,404	3%
Results from financial instruments, net	(1,020,452)	1,580,071	N/A	(135,786)	997,546	N/A
Foreign exchange results	1,462,697	507,231	188%	575,318	847,753	(32%)
Effects of net present value on assets and liabilities and others, net	(459,390)	(437,262)	(5%)	(235,905)	(218,934)	(8%)
Equity in gain (loss) of associates	(30,066)	74,257	N/A	192,644	78,939	144%
Income (loss) before income tax	2,815,253	644,308	337%	3,280,332	2,863,692	15%
Income tax	(2,808,754)	(3,026,976)	7%	(1,266,989)	(1,593,131)	20%
Consolidated net income (loss)	6,499	(2,382,667)	N/A	2,013,343	1,270,561	58%
Non-controlling interest net income (loss)	488,430	503,405	(3%)	253,912	284,876	(11%)
Controlling interest net income (loss)	(481,931)	(2,886,073)	83%	1,759,431	985,685	78%
Operating EBITDA	20,069,867	16,632,839	21%	11,502,046	9,560,451	20%
Earnings (loss) per ADS	(0.30)	(2.17)	86%	1.34	0.79	70%

	As of June 30		
BALANCE SHEET	**2015**	**2014**	**% Var.**
Total assets	534,118,019	489,142,064	9%
Cash and cash equivalents	7,723,920	9,563,040	(19%)
Trade receivables less allowance for doubtful accounts	31,697,319	28,133,417	13%
Other accounts receivable	5,948,792	7,722,682	(23%)
Inventories, net	18,728,387	17,643,804	6%
Other current assets	5,968,867	4,318,054	38%
Current assets	70,067,286	67,380,997	4%
Property, machinery and equipment, net	209,567,824	202,024,888	4%
Other assets	254,482,910	219,736,179	16%
Total liabilities	377,988,720	337,792,354	12%
Current liabilities	69,650,808	61,392,256	13%
Long-term liabilities	217,873,065	187,327,720	16%
Other liabilities	90,464,847	89,072,378	2%
Total stockholders' equity	156,129,300	151,349,710	3%
Non-controlling interest and perpetual instruments	18,418,470	15,418,555	19%
Total controlling interest	137,710,830	135,931,154	1%

2015 Second Quarter Results Page 10

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - June				Second Quarter			
NET SALES	2015	2014	% Var.	like-to-like % Var. *	2015	2014	% Var.	like-to-like % Var. *
Mexico	1,510,937	1,551,376	(3%)	14%	745,487	815,718	(9%)	9%
U.S.A.	1,875,596	1,748,623	7%	7%	1,008,008	957,105	5%	5%
Northern Europe	1,604,622	2,048,501	(22%)	3%	904,056	1,137,665	(21%)	4%
Mediterranean	784,270	860,738	(9%)	1%	409,271	448,590	(9%)	1%
South, Central America and the Caribbean	984,864	1,099,407	(10%)	1%	517,386	562,038	(8%)	5%
Asia	341,344	305,729	12%	13%	176,912	159,867	11%	14%
Others and intercompany eliminations	*142,781*	*122,167*	*17%*	*17%*	*77,671*	*73,239*	*6%*	*6%*
TOTAL	7,244,414	7,736,540	(6%)	6%	3,838,791	4,154,222	(8%)	5%

GROSS PROFIT								
Mexico	748,284	753,322	(1%)	16%	378,609	393,128	(4%)	15%
U.S.A.	404,563	273,371	48%	48%	245,229	181,703	35%	35%
Northern Europe	398,679	451,239	(12%)	3%	250,183	302,954	(17%)	(1%)
Mediterranean	213,763	252,945	(15%)	(5%)	113,983	143,076	(20%)	(11%)
South, Central America and the Caribbean	411,499	477,634	(14%)	(3%)	216,128	239,498	(10%)	3%
Asia	127,728	82,886	54%	54%	71,150	45,262	57%	60%
Others and intercompany eliminations	*32,233*	*21,443*	*50%*	*95%*	*25,264*	*25,605*	*(1%)*	*(1%)*
TOTAL	2,336,748	2,312,839	1%	13%	1,300,546	1,331,226	(2%)	10%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	438,343	405,598	8%	26%	216,545	200,972	8%	29%
U.S.A.	21,885	(70,874)	N/A	N/A	54,171	7,939	582%	582%
Northern Europe	60,941	17,493	248%	218%	65,962	60,428	9%	34%
Mediterranean	102,002	130,031	(22%)	(16%)	52,077	73,811	(29%)	(25%)
South, Central America and the Caribbean	267,702	321,607	(17%)	(7%)	139,922	155,136	(10%)	2%
Asia	66,014	44,182	49%	49%	37,056	26,312	41%	43%
Others and intercompany eliminations	*(123,047)*	*(126,500)*	*3%*	*(9%)*	*(69,325)*	*(68,698)*	*(1%)*	*(21%)*
TOTAL	833,841	721,537	16%	28%	496,408	455,900	9%	23%

2015 Second Quarter Results Page 11

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - June				Second Quarter			
				like-to-like				like-to-like
OPERATING EBITDA	2015	2014	% Var.	% Var. *	2015	2014	% Var.	% Var. *
Mexico	517,672	497,123	4%	21%	256,045	247,092	4%	24%
U.S.A.	219,718	146,943	50%	50%	155,931	119,080	31%	31%
Northern Europe	146,584	133,257	10%	23%	111,128	120,919	(8%)	11%
Mediterranean	147,145	181,138	(19%)	(11%)	74,567	99,778	(25%)	(19%)
South, Central America and the Caribbean	308,222	364,648	(15%)	(5%)	160,411	177,726	(10%)	2%
Asia	82,605	59,114	40%	40%	45,407	33,836	34%	36%
Others and intercompany eliminations	*(107,613)*	*(112,540)*	*4%*	*(9%)*	*(59,982)*	*(61,310)*	*2%*	*(21%)*
TOTAL	1,314,333	1,269,682	4%	14%	743,507	737,120	1%	13%

OPERATING EBITDA MARGIN	January - June 2015	January - June 2014	Second Quarter 2015	Second Quarter 2014
Mexico	34.3%	32.0%	34.3%	30.3%
U.S.A.	11.7%	8.4%	15.5%	12.4%
Northern Europe	9.1%	6.5%	12.3%	10.6%
Mediterranean	18.8%	21.0%	18.2%	22.2%
South, Central America and the Caribbean	31.3%	33.2%	31.0%	31.6%
Asia	24.2%	19.3%	25.7%	21.2%
TOTAL	18.1%	16.4%	19.4%	17.7%

2015 Second Quarter Results Page 12

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - June			Second Quarter		
	2015	2014	% Var.	2015	2014	% Var.
Consolidated cement volume [1]	34,299	33,416	3%	18,114	17,788	2%
Consolidated ready-mix volume	27,236	27,048	1%	14,394	14,309	1%
Consolidated aggregates volume	75,604	81,191	(7%)	40,743	43,560	(6%)

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - June 2015 Vs. 2014	Second Quarter 2015 Vs. 2014	Second Quarter 2015 Vs. First Quarter 2015
Mexico	8%	4%	(2%)
U.S.A.	0%	(1%)	18%
Northern Europe	4%	6%	41%
Mediterranean	(8%)	(11%)	5%
South, Central America and the Caribbean	(3%)	0%	7%
Asia	17%	19%	7%
READY-MIX VOLUME			
Mexico	5%	2%	1%
U.S.A.	13%	10%	9%
Northern Europe	(12%)	(10%)	32%
Mediterranean	5%	9%	4%
South, Central America and the Caribbean	3%	4%	7%
Asia	(9%)	(10%)	(3%)
AGGREGATES VOLUME			
Mexico	1%	(5%)	(2%)
U.S.A.	3%	3%	8%
Northern Europe	(16%)	(14%)	39%
Mediterranean	(8%)	(1%)	8%
South, Central America and the Caribbean	3%	1%	6%
Asia	(29%)	7%	15%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2015 Second Quarter Results Page 13

Operating results

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - June 2015 Vs. 2014	Second Quarter 2015 Vs. 2014	Second Quarter 2015 Vs. First Quarter 2015
Mexico	(9%)	(10%)	0%
U.S.A.	8%	7%	2%
Northern Europe (*)	(15%)	(16%)	(2%)
Mediterranean (*)	(9%)	(12%)	(1%)
South, Central America and the Caribbean (*)	(11%)	(12%)	(0%)
Asia (*)	2%	1%	2%

READY-MIX PRICE			
Mexico	(10%)	(12%)	(1%)
U.S.A.	7%	6%	1%
Northern Europe (*)	(16%)	(16%)	(4%)
Mediterranean (*)	(9%)	(8%)	3%
South, Central America and the Caribbean (*)	(11%)	(12%)	0%
Asia (*)	(8%)	(10%)	0%

AGGREGATES PRICE			
Mexico	(8%)	(11%)	(1%)
U.S.A.	1%	(1%)	0%
Northern Europe (*)	(7%)	(10%)	(9%)
Mediterranean (*)	(8%)	(7%)	6%
South, Central America and the Caribbean (*)	(13%)	(12%)	5%
Asia (*)	(11%)	2%	3%

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - June 2015 Vs. 2014	Second Quarter 2015 Vs. 2014	Second Quarter 2015 Vs. First Quarter 2015
Mexico	6%	7%	3%
U.S.A.	8%	7%	2%
Northern Europe (*)	1%	(0%)	(4%)
Mediterranean (*)	3%	(0%)	(1%)
South, Central America and the Caribbean (*)	(0%)	0%	0%
Asia (*)	3%	3%	3%

READY-MIX PRICE			
Mexico	5%	5%	1%
U.S.A.	7%	6%	1%
Northern Europe (*)	1%	0%	(5%)
Mediterranean (*)	1%	2%	1%
South, Central America and the Caribbean (*)	3%	4%	1%
Asia (*)	2%	1%	1%

AGGREGATES PRICE			
Mexico	8%	7%	2%
U.S.A.	1%	(1%)	0%
Northern Europe (*)	8%	6%	(10%)
Mediterranean (*)	4%	4%	3%
South, Central America and the Caribbean (*)	3%	5%	5%
Asia (*)	(6%)	9%	3%

(*) Volume weighted-average price.

2015 Second Quarter Results Page 14

Other activities

Refinancing of 2012 Facilities Agreement

As of July 21, 2015, CEMEX has received commitments for approximately US$1.95 billion from 19 financial institutions that have agreed to participate in newly created tranches in the credit agreement entered by CEMEX on September 29, 2014, as amended (the "Credit Agreement"). The proceeds from this transaction are expected to be used to fully repay the approximately US$1.94 billion outstanding of the facilities agreement entered by CEMEX on September 17, 2012, as amended from time to time, (the "Facilities Agreement"). All the new tranches are expected to have a 10% annual amortization in 2018 and 2019 and a final repayment in 2020. The amortization schedule of the existing tranches under the Credit Agreement is expected to remain unchanged. With this transaction CEMEX is expected to substantially consolidate all of its long-term bank debt under the Credit Agreement. Once this transaction is effective, it is expected that the Credit Agreement will reach an aggregate amount of commitments of approximately US$3.80 billion, including approximately EUR 621 million and approximately US$3.13 billion, out of which about approximately US$712 million are expected to be in a revolving credit tranche. The terms under the Credit Agreement are expected to remain substantially the same and are expected to include an applicable margin over LIBOR of between 250 to 400 basis points, depending on the consolidated leverage ratio of CEMEX; currently, the applicable margin under the Credit Agreement considering CEMEX's leverage ratio is 350 basis points and represents an improvement compared to the margin of 450 basis points applicable in the Facilities Agreement. The same guarantors and collateral package are expected to apply to the increased commitments as provided in the Credit Agreement. The leverage covenant included in the amended Credit Agreement is expected to be 6.0x until March 2016 and is expected to gradually decline to 4.0x by June 2019. CEMEX expects this transaction to close in the following weeks, subject to execution of final documentation and satisfaction of certain conditions. However, CEMEX cannot assure you that this transaction will be consummated on these terms or at all. CEMEX anticipates that other banks and financial institutions may join the Credit Agreement at a later date, after they complete their approval processes.

CEMEX announced agreements to exchange approximately US$626 million of its 3.25% Convertible Subordinated Notes due 2016 for newly issued 3.72% Convertible Subordinated Notes due 2020 and ADSs

On May 21, 2015, CEMEX announced that it had entered into a series of private exchange agreements with certain institutional investors providing for such investors to exchange approximately U.S.$626 million aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016 issued by CEMEX (the "Existing Notes") and held by such investors for (i) US$321 million aggregate principal amount of new 3.72% Convertible Subordinated Notes due 2020 (the "Exchange Notes") issued by CEMEX and (ii) an estimated 42 million American Depositary Shares of CEMEX (the "ADSs"). These exchange transactions did not included the payment by CEMEX of any cash. Following the closing of these exchange transactions, US$352 million aggregate principal amount of the Existing Notes remains outstanding. The Existing Notes are not callable (other than for tax reasons) prior to maturity in March 2016. The terms of the Exchange Notes are substantially similar to those of CEMEX's existing Convertible Subordinated Notes due 2020 issued on March 13, 2015, including the maturity date, interest rate, interest payment dates, initial conversion price and initial conversion rate. The Exchange Notes will be convertible into ADSs based on an initial conversion rate of 84.0044 ADSs per US$1,000 principal amount of Exchange Notes, which is equivalent to an initial conversion price of approximately US$11.9041 per ADS. The conversion rate and the conversion price will be subject to adjustment in certain events, such as distributions of dividends or stock splits, in accordance with the terms of the Exchange Notes. The Exchange Notes were issued on May 28, 2015 and the final settlement date for the exchange transactions was on June 8, 2015. The Exchange Notes and the ADSs were issued under private exchange agreements and such issuance is exempt from registration pursuant to Section 3(a)(9) under the U.S. Securities Act of 1933, as amended.

CEMEX announced new US$300 million investment in the Philippines

On May 14, 2015, CEMEX announced that it is undertaking a new US$300 million investment in the Philippines. The new investment will include the construction of a new 1.5-million-ton, integrated cement-production line at CEMEX´s Solid Plant in Luzon. This will double the capacity of the Solid plant and will represent a 25% increase in the company's cement capacity in the Philippines. With the visit of Fernando A. Gonzalez, Chief Executive Officer of CEMEX and his executive team in the country, highlighted by a meeting with His Excellency President Benigno S. Aquino III, CEMEX emphasized its continued commitment to the growth of the country. In early May, CEMEX Philippines officially inaugurated the completed capacity expansion in its APO plant in Cebu, the largest cement plant in the country, as well as a network of logistics centers in Visayas and Mindanao. The inauguration of the new facility coincided with the Labor Day celebration and was likewise graced by President Aquino and several of his cabinet members. The US$80 million investment increased CEMEX's cement production capacity in its APO plant by 40 percent, and helped improve distribution capabilities with additional terminals in Iloilo and Davao. In addition, CEMEX Philippines has set up an US$18.6 million waste heat-to-energy power plant which will capture the excess heat in one of its cement production facilities to produce usable electricity. To date, CEMEX Philippines is already using alternative fuels such as rice husks and refuse-derived fuel (RDF) as part of its fuel mix to minimize energy costs.

CEMEX announced subscription issue price of new CPOs

On April 30, 2015, CEMEX announced that as a result of the application of retained earnings for a capital increase approved by CEMEX's shareholders at the general ordinary shareholders meeting held on March 26, 2015, CEMEX shareholders received new shares as follows: 1 new CEMEX CPO per 25 CEMEX CPOs held, or, if applicable, 3 new shares per 75 shares currently outstanding. Holders of CEMEX American Depositary Shares ("ADS") received 1 newly issued ADS per 25 ADSs held. No cash was distributed by CEMEX, including for fractions for which no shares are issued. The delivery of the new CPOs or shares, as applicable, started on May 4, 2015. Only holders of record of CEMEX CPOs or ADSs as of April 30, 2015 (the record date) received new shares as a result of the increase in the capital stock. The new ADSs issued were distributed on or about May 8, 2015. Each ADS represents 10 CPOs. The subscription price was MXN$15.2344 per new CEMEX CPO. The shares were subscribed for at a price of MXN$5.0781 per share, of which MXN$0.00277661 went to our capital stock and the remaining amount was treated as premium for the subscription of capital, and was deemed fully paid by a capitalization of retained earnings. CEMEX shareholders were not required to pay any consideration in connection with the issuance of the shares.

2015 Second Quarter Results Page 15

Other information

Mexican Tax Reform 2010 and 2014

In November 2009, Mexico approved amendments to the income tax law, which became effective on January 1, 2010. Such amendments modified the tax consolidation regime by requiring entities to determine income taxes as if the tax consolidation provisions did not exist from

1999 onward, specifically turning into taxable items: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.;

and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation. In December

2010, pursuant to miscellaneous rules, the tax authority in Mexico granted the option to defer the calculation and payment of the income tax over the difference in equity explained above, until the subsidiary is disposed of or CEMEX eliminates the tax consolidation. Tax liabilities associated with the tax loss carryforwards used in the tax consolidation of the Mexican subsidiaries are not offset with deferred tax assets in the balance sheet. The realization of these tax assets is subject to the generation of future tax earnings in the controlled subsidiaries that generated the tax loss carryforwards in the past.

In addition, in connection with new amendments to the income tax law in Mexico approved in December 2013 and effective beginning January 1,

2014, the tax consolidation regime in effect until December 31, 2013,

was replaced prospectively by a new integration regime, to which CEMEX will not apply, resulting in that beginning in 2014, each Mexican entity will determine its income taxes based solely in its individual results, and a period of up to 10 years has been established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the new rules issued for the disconnection of the tax consolidation regime amounted to approximately US$1,901 million, based on an exchange rate of Ps13.05 to

US$1.00 as of December 31, 2013.

Changes in the Parent Company’s tax payable associated with the tax consolidation in Mexico in 2014 were as follows (approximate

US$Millions):

2014

Balance at the beginning of the period $1,683*

Restatement for the period $65

Payments during the period($294)

Balance at the end of the period $1,454

*Based on an exchange rate of Ps14.74 to US$1.00 as of December

31,2014

As of December 31, 2014, the estimated payment schedule of taxes payable resulting from these changes in the tax consolidation regime in

Mexico were as follows (approximate amounts in millions of US dollars):

2015 $350 **

2016 $293

2017 $291

2018 $215

2019 and thereafter $305

1,454

** This amount has been paid

Capped Calls

In relation to the capped calls purchased by CEMEX with proceeds of its subordinated convertibles notes issued in March 2011 and due in March

2016, during April and May of 2015 we amended a portion of the capped calls with the purpose of unwinding the position. As a result, during April and May CEMEX received US$41 million in cash, equivalent to the unwind of 32.4% of the total notional amount of such capped call.

2015 Second Quarter Results Page 16

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the second quarter of 2015 and the second quarter of 2014 are 15.47 and 12.97 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of June 30, 2015, and June 30, 2014, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2015 and 2014, provided below.

Breakdown of regions

Northern Europe includes operations in Austria, the Czech Republic, France, Germany, Hungary, Ireland, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Mediterranean region includes operations in Croatia, Egypt, Israel, Spain, and the United Arab Emirates.

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The Asia region includes operations in Bangladesh, China, Malaysia, the Philippines, Taiwan, and Thailand.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,344.0 million for the second quarter of 2015; 1,333.5 million for year-to-date 2015; 1,304.2 million for the second quarter of 2014; and 1,291.8 million for year-to-date 2014.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Definition of terms

Exchange rates	January - June		Second Quarter		Second Quarter	
	2015	2014	2015	2014	2015	2014
	Average	Average	Average	Average	End of period	End of period
Mexican peso	15.27	13.10	15.47	12.97	15.71	12.97
Euro	0.9025	0.7304	0.9029	0.7297	0.8973	0.7302
British pound	0.6539	0.5971	0.6457	0.5923	0.6363	0.5844

Amounts provided in units of local currency per US dollar.

2015 Second Quarter Results Page 17